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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.      5     )*
                                         -----------


                       PETROLEUM HELICOPTERS INCORPORATED
--------------------------------------------------------------------------------
                              (Name of Issuer)


                               VOTING COMMON STOCK
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                   716604 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 716604 10 3                  13G                     Page 2 of 7 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        WOODBOURNE PARTNERS, L.P.
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        MISSOURI
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       -0-
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      -0-
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     -0-
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        224,700
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        7.9%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------

CUSIP NO. 716604 10 3                  13G                     Page 3 of 7 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        CLAYTON MANAGEMENT COMPANY
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        MISSOURI
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       224,700
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      -0-
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     224,700
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        224,700
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        7.9%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP NO. 716604 10 3                  13G                     Page 4 of 7 Pages
--------------------------------------------------------------------------------
  1.    Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        JOHN D. WEIL
--------------------------------------------------------------------------------
  2.    Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
               -----------------------------------------------------------------
        (b) [ ]
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
  3.    SEC Use Only


--------------------------------------------------------------------------------
  4.    Citizenship or Place of Organization

        MISSOURI
--------------------------------------------------------------------------------

     Number of             5.      Sole Voting Power

      Shares                       224,700
                           -----------------------------------------------------
   Beneficially            6.      Shared Voting Power

     Owned by                      -0-
                           -----------------------------------------------------
       Each                7.      Sole Dispositive Power

     Reporting                     224,700
                           -----------------------------------------------------
   Person With:            8.      Shared Dispositive Power

                                   -0-
--------------------------------------------------------------------------------
  9.    Aggregate Amount Beneficially Owned by Each Reporting Person

        224,700
--------------------------------------------------------------------------------
 10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)


--------------------------------------------------------------------------------
 11.    Percent of Class Represented by Amount in Row (9)

        7.9%
--------------------------------------------------------------------------------
 12.    Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP NO. 716604 10 3                  13G                     Page 5 of 7 Pages
--------------------------------------------------------------------------------

                         AMENDMENT NO. 3 TO SCHEDULE 13G

         The Reporting Person reported the acquisition of shares of Voting Common Stock ("Stock") of Petroleum Helicopters Incorporated, a Delaware corporation ("Issuer"), 113 Borman Drive, P.O. Box 23502, Lafayette, LA 70508, in an initial filing of this Schedule 13G on February 16, 1999. In this regard,
Item 4 (as heretofore amended) is hereby amended as follows. All other items are unchanged from the initial filing, as amended.

ITEM 4. Ownership.


                                                              WOODBOURNE           CLAYTON               WEIL
                                                                              (general partner    (sole director and
                                                                                of Woodbourne)       shareholder of
                                                                                                        Clayton)

(a) Amount beneficially owned:                                 224,700             224,700              224,700

(b) Percent of Class:                                              7.9%                7.9%                 7.9%

(c) Number of Shares as to which the person has:

    (i)   Sole power to vote or direct the vote:                   -0-             224,700              224,700

    (ii)  Shared power to vote or direct the vote:                 -0-                 -0-                  -0-

    (iii) Sole power to dispose or to direct the
          disposition of:                                          -0-             224,700              224,700

    (iv)  Shared power to dispose or to direct the
          disposition of:                                          -0-                 -0-                  -0-


Percentage figures are based on 2,851,866 shares outstanding as of October 31, 2003 based on the company's most recent 10-Q filing with the SEC.

CUSIP NO. 716604 10 3                  13G                     Page 6 of 7 Pages
--------------------------------------------------------------------------------


ITEM 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      Dated: February 12, 2004           WOODBOURNE PARTNERS, L.P.,

                                         by its General Partner, CLAYTON
                                         MANAGEMENT COMPANY


                                            /s/ John D. Weil
                                         --------------------------------------
                                         John D. Weil, President


      Dated: February 12, 2004           CLAYTON MANAGEMENT COMPANY


                                            /s/ John D. Weil
                                         --------------------------------------
                                         John D. Weil, President




      Dated: February 12, 2004              /s/ John D. Weil
                                         --------------------------------------
                                         John D. Weil

CUSIP NO. 716604 10 3                  13G                     Page 7 of 7 Pages
--------------------------------------------------------------------------------



                            EXHIBIT A TO SCHEDULE 13G

                     AGREEMENT PURSUANT TO RULE 13D-1(k)(1)

      The undersigned persons, on February 12, 2004, agree and consent to the joint filing on their behalf of this Amendment No. 4 to Schedule 13G in connection with their beneficial ownership of the voting common stock of Petroleum Helicopters Incorporated.

                                         WOODBOURNE PARTNERS, L.P.,

                                         by its General Partner, CLAYTON
                                         MANAGEMENT COMPANY


                                            /s/ John D. Weil
                                         --------------------------------------
                                         John D. Weil, President


                                         CLAYTON MANAGEMENT COMPANY


                                            /s/ John D. Weil
                                         --------------------------------------
                                         John D. Weil, President




                                            /s/ John D. Weil
                                         --------------------------------------
                                         John D. Weil,